Exhibit 99.43

Solaris Appoints COO to Lead Warintza Project;
US$80 Million Financing Package Well Advanced to Fund Studies and Permitting

November 6, 2023 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; OTCQB: SLSSF) (“Solaris” or the “Company”) is pleased to announce the appointment of Mr. Javier Toro as Chief Operating Officer (“COO”) to lead the advancement of the Warintza Project (“Warintza” or “the Project”) in southeastern Ecuador starting January 1st. In addition, the Company reports that it is in advanced discussions on a US$80 million offtake financing package to fund the Project through studies and permitting.

Highlights

●	Mr. Toro is a Mining Engineer with over 25 years of experience leading the design and execution of engineering and economic studies for global scale open pit copper projects in the Americas
●	During an 11-year tenure with Hudbay Minerals, Mr. Toro held progressively more senior roles, most recently as Vice President, Mining Technical Services, with prior executive and director-level roles in mining, technical services, and mine optimization
●	Mr. Toro provided management of National Instrument 43-101 Technical Reports, Preliminary Economic Assessments, Pre-Feasibility and Feasibility Studies for various copper projects, including the Constancia mine in Peru and Copper World mine in the United States
●	Developed a strong industry reputation hosting site visits for investors, analysts, financial and strategic parties in connection with tours, financing and M&A due diligence reviews
●	The Company reports that it is in advanced discussions on a US$80 million offtake financing package to fund the Warintza Project through studies and permitting

Mr. Daniel Earle, President & CEO, commented: “On behalf of the Board of Directors and executive team, I would like to welcome Javier to the Solaris family. Javier is a highly successful leader with a proven record of achievement that is directly relevant to our plans for Warintza. It’s a testament to the world class quality of the Project and passion of the team that we were able to successfully recruit an executive of his exceptional pedigree to lead the Project through its most critical phase.”

Mr. Toro is a Mining Engineer with over 25 years of experience leading the design and execution of engineering and economic studies for global scale open pit copper projects in the Americas. Prior to joining Solaris, Mr. Toro worked with Hudbay Minerals for over 11 years in progressively more senior capacities, most recently as Vice President, Mining Technical Services, with prior executive and director-level roles in mining, technical services, and mine optimization. Notably, Mr. Toro provided direct management of delivering technical reports and economic studies for various open pit copper projects, including the Constancia mine in Peru, Copper World mine in United States and Copper Mountain mine in Canada. Prior to Hudbay Minerals, Mr. Toro worked at Golder Associates Peru S.A. leading a team to produce the mining design, schedule and cost estimations for various projects. Prior to this, Mr. Toro held various management positions in mine operations in the areas of geotechnical, hydrogeological, mine operations, and mine planning. Mr. Toro holds a Bachelor of Mining Engineering with Honors from the National University of Engineering in Lima, Peru.

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There are a number of conditions to closing the US$80 million financing that need to be satisfied, including entering into definitive documentation, and there can be no assurance that the parties will agree on definitive documentation or that the financing will be completed.

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is a multi-asset exploration company, advancing a portfolio of copper and gold assets in the Americas, which includes: its primary focus, a world class large-scale resource with expansion and discovery potential at the Warintza Project in Ecuador; discovery potential at its Ricardo Project and Tamarugo Project in Chile; discovery potential at its Capricho and Paco Orco projects in Peru; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that Mr. Javier Toro will begin January 1, 2024 and that the Company is in advanced discussions on an US$80 million offtake financing package to fund the Project through studies and permitting. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. These statements are based on a variety of assumptions including assumptions made about the Company satisfying all closing conditions for the proposed $80 million financing; the Company agreeing to definitive documentation for the financing; and that the financing will be completed. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including that there are a number of conditions to closing and there can be no assurance that the parties will agree on definitive documentation or that the financing will be completed, and the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2022 available at www.sedar.com. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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